NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

May 13, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:          National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2014
Response Dated April 20, 2015
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (the “Company,” or “our”) is electronically transmitting hereunder our response to the Staff’s follow-up comments set forth in your letter dated April 22, 2015 to Dr. Ronald L. Shape, the Company’s Chief Executive Officer, with respect to our Form 10-K for fiscal year ended May 31, 2014, filed on August 8, 2014.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Summary of Significant Accounting Policies

Academic Revenue Recognition, page 91

1.
We note your response to comment number 3. It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured; it appears that you should recognize revenue on a cash basis. In this regard, tell us about your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

  The Company recognizes academic revenue over the term of the academic quarter for each student.   This recognition aligns with the Company’s financial reporting quarter.  Academic revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists between the Company and the student, services are rendered by the Company to the student, tuition and fee prices charged by the Company are fixed or determinable, and collectability is reasonably assured.

At the end of each financial reporting quarter, in conjunction with the management’s financial close process, management assesses whether collectability remains reasonably assured.   Following is a summary outlining the funding sources that accounted for our net student receivables as of May 31, 2014 and 2013, respectively.

	May 31, 2014	May 31, 2013
Gross academic receivables1	$17.6M	$4.5M
Expected funding source:
Title IV	$14.7M	$1.5M
Student	$2.9M	$3.0M

Gross student receivables	$2.9M	$3.0M
Allowance for doubtful accounts	$1.0M	$0.9M

Net student receivables	$1.9M	$2.1M

Subsequent write-offs	$1.1M	$0.7M

The outstanding gross student receivables above are associated with both active2 and inactive3 students at May 31, 2014 and 2013. At May 31, 2014 and 2013, active students comprised 85% and 84%, respectively, of the total outstanding gross student receivable balance. The amount associated with inactive students is inconsequential to the gross academic receivable balance at May 31, 2014 and 2013 and also represents less than 0.5% of total academic revenue for both periods ended May 31, 2014 and 2013.

Any amounts above that were collected subsequent to write off were recognized on a cash basis. Based on the table and information above, our historical collection experience has been materially consistent with our reported net student receivables and supports our assertion that collectability of these same amounts were reasonably assured at both period ends.

Academic Revenue Recognition, page 91

2.
Your response to comment 3 contradicts your assertion on comment 2. It is unclear to us why you continue recognizing revenue after the student withdraws. Please tell us in detail the instances that you recognize revenue after a student withdraws.

The Company’s academic calendar aligns with its financial reporting calendar.  For example, the Company’s fiscal year and fourth quarter both end on May 31st of each year, which aligns with the Company’s spring academic quarter.  This is the same for Q1, Q2, and Q3 reporting and academic periods.  Therefore, daily revenue recognition associated with a student’s attendance during an academic quarter coincides with the Company’s financial reporting quarter. At the end of each quarter, academic revenue recognized represents all amounts earned.

If a student withdraws after completing 60% or more of the academic term, the Company is entitled to 100% of the student’s tuition and fees in accordance with the Company’s refund policy.  For these students, as a matter of operational convenience, the Company continues to allow its system to record the remaining revenue through the end of the academic term.  This timeline coincides with the end of the Company’s fiscal quarter, as discussed above.

In connection with the Staff’s comments, the Company confirms that it will comply with the Staff’s comments above in future filings and acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (605) 721-5200.

Very truly yours,

By:	/s/ Ronald L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer

1 Includes reported net student receivables and allowance for doubtful accounts as of May 31, 2014 and 2013.
2 Active students are students who have completed coursework for the spring academic term.
3 Inactive students are students who have not completed coursework for the spring academic term.